PROSPECTUS SUPPLEMENT
                             DATED OCTOBER 29, 2001
                      TO PROSPECTUS DATED NOVEMBER 17, 2000

                            NBOG BANCORPORATION, INC.

                            625,000 SHARES (MINIMUM)
                           1,000,000 SHARES (MAXIMUM)
                                       OF
                                  COMMON STOCK


Dear Investors and Prospective Investors:

     This information supplements our prospectus dated November 17, 2000, which relates to the offer and sale of a minimum of 625,000 shares and a maximum of 1,000,000 shares of NBOG Bancorporation, Inc. ("NBOG") common stock at a purchase price of $10.00 per share. The primary purpose of this supplement is to describe two individuals who have joined the Board of Directors of NBOG and The National Bank of Gainesville ("NBG Bank"), subject to necessary regulatory approvals.

     Additionally, on July 17, 2001, Dr. Phillip W. Moery resigned as our chairman of the board and as a member of the Board of Directors of NBOG and NBG Bank due to health concerns. As a result, on July 20, 2001 the Board of Directors elected our vice-chairman, Ann M Palmour, as chairman of both NBOG and NBG Bank.

     This supplement also includes updated information regarding organizer shares and warrants and stock ownership by management, which has changed due to the changes in our management team.

     We believe that a bank management team must be involved, dedicated, and competent, and that it must also represent a broad cross section of talents. We believe that our new directors will complement the board and will provide the skills and knowledge to guide NBG Bank throughout opening and the expected growth to follow.

                              Sincerely,

                              /s/  Gary  H.  Anderson

                              Gary  H.  Anderson,
                              President  and  Chief  Executive  Officer

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   | This  supplement should be read with the prospectus dated November 17, |
   | 2000. This supplement is qualified by reference to the prospectus | | except to the extent that the information in this supplement |
   | supersedes  the  information  contained  in  the  prospectus.          |
   --------------------------------------------------------------------------


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                                   MANAGEMENT

NEW  DIRECTORS

     On March 8, 2001, the Board of Directors appointed Dr. Wendell A. Turner, and on July 20, 2001 the Board appointed Dr. Roger P. Martin, each to serve on the Board of Directors of NBOG and NBG Bank, subject to regulatory approval. Dr. Turner will serve as a Class I director of NBOG until the 2004 Annual Meeting, and Dr. Martin will serve as a Class II director of NBOG until the 2002 Annual Meeting. Drs. Turner and Martin will both serve on the NBG Bank Board of Directors until the first shareholders meeting of NBG Bank, which will be held shortly after NBG Bank receives its charter.

     Dr. Turner is a medical doctor who has been in private practice at Lanier OBGYN in Gainesville, Georgia for 15 years. Dr. Turner received his M.D. from the Medical College of Georgia. As of September 30, 2001, Dr. Turner was 44 years of age and his address is 3135 Marthasville Court, Gainesville, Georgia 30506.

     Dr. Martin is a medical doctor and the senior partner and founder of Lanier OBGYN in Gainesville, Georgia, which is where he has been in private practice for over 23 years. Dr. Martin received his M.D. from the Medical College of Georgia. As of September 30, 2001, Dr. Martin was 57 years of age and his address is 539 Lakeview Drive, Gainesville, Georgia 30501.

     We have requested approval from the Office of the Comptroller of the Currency for Drs. Turner and Martin to serve on the Board of Directors of NBG Bank. We expect to receive written approval within 45 to 60 days. If our regulators do not approve either of the new directors, he will not become a director and will not be granted warrants. See "Organizers' Shares and Warrants."

     Unless the context otherwise requires, when we refer to our "directors" in this supplement, we are including both our existing and our new directors, and we have assumed that our new directors will be approved by our regulators.

SECURITY  OWNERSHIP  OF  MANAGEMENT

     The following table sets forth the number and percentage of outstanding shares of common stock anticipated to be beneficially owned by the existing and new directors and executive officers of NBOG and NBG Bank upon the closing of a minimum offering of 625,000 shares and a maximum offering of 1,000,000 shares. The table does not include shares which may be purchased by the individuals upon the exercise of warrants that are expected to be granted to them upon the closing of the offering.

     Beneficial ownership, as reflected in the table, is determined in accordance with the rules and regulations of the Securities and Exchange Commission. Beneficial ownership generally includes securities as to which a person has or shares the power to vote or to direct the vote or has or shares the power to dispose or to direct the disposition. A person is also deemed to


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be a beneficial owner of any security as to which that person has the right to acquire beneficial ownership within 60 days, including shares of common stock subject to currently exercisable stock options or warrants.

                             SHARES ANTICIPATED TO BE BENEFICIALLY OWNED
                                          AFTER THE OFFERING

                                            MINIMUM         MAXIMUM
                                            OFFERING        OFFERING
                               NUMBER    PERCENTAGE OF   PERCENTAGE OF
NAME                          OF SHARES   TOTAL SHARES    TOTAL SHARES
----------------------------  ---------  --------------  --------------

EXISTING DIRECTORS:

Paula M. Allen                    7,500            1.2%            0.8%
J. Darwin Allison                20,000            3.2             2.0
Gary H. Anderson                 20,000            3.2             2.0
Shelley P. Anderson              15,000            2.4             1.5
Kathy L. Cooper                  10,000            1.6             1.0
Anne L. Davenport                10,000            1.6             1.0
Gilbert T. Jones, Sr.            30,000            4.8             3.0
Ann M Palmour                    15,000            2.4             1.5

NEW DIRECTORS:

Roger P. Martin                  30,600            4.9             3.1
Wendell A. Turner                40,600            6.5             4.1

ALL DIRECTORS AND EXECUTIVE     198,700           31.8%           19.9%
OFFICERS AS A GROUP
(10 PERSONS)


STOCK  WARRANTS  OF  DIRECTORS

     Each of our existing and new directors has devoted substantial time and effort to the activities necessary to organize NBOG and NBG Bank. Additionally, each of them has agreed to guarantee indebtedness of NBOG. In consideration of these efforts and in recognition of their financial risks, each of our directors will receive a warrant to purchase one of share of common stock for each share he or she purchases in this offering, up to an aggregate total for all directors of 200,000 shares, subject to regulatory approval.

     In the prospectus, we indicated that our organizers (including Dr. Moery) intended to purchase 87,500 shares in the offering and that no warrants would be issued with respect to any additional shares that the organizers may purchase to


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complete the minimum offering. Since the date of the prospectus, we have added the two new directors, who have indicated that they intend to purchase 71,200 shares. Additionally, six of our existing directors have indicated that they intend to increase the number of shares that they purchase in the offering by an aggregate of 60,000 shares. For the reasons discussed above, we now intend to issue a warrant to each of our new directors and each of our existing directors to purchase one share of common stock for each share he or she purchases in the offering. Our directors have indicated that they intend to purchase an aggregate of 198,700 shares, as set forth in the table above. As a result we plan to issue warrants to purchase an aggregate of 198,700 shares, which is within our aggregate maximum of 200,000 shares.


                                  RISK FACTORS


TOGETHER, OUR DIRECTORS AND EXECUTIVE OFFICERS WILL HAVE THE ABILITY TO INFLUENCE SHAREHOLDERS ACTIONS.

     Together, our directors and executive officers will be able to significantly influence the outcome of director elections or shareholder votes on significant transactions such as mergers or acquisitions. Generally, a quorum equal to a majority of the outstanding shares must be present for shareholders to act. To be elected, a director nominee must receive more votes than any other nominee for the same seat on the board of directors. Our articles of incorporation provide that the holders of two-thirds of our outstanding shares must approve a merger or acquisition unless the transaction is approved by at least two-thirds of the directors then in office, in which case the holders of only a majority of our outstanding shares may approve the transaction. We anticipate that after this offering, our directors and executive officers will directly or indirectly own at least 198,700 shares, representing 31.8 percent of the minimum offering and 19.9 percent of the maximum offering. Additionally, we will be issuing warrants to our directors and options to our executive officers. Although these warrants and options will vest over time, if our directors and executive officers were to exercise all of their warrants and options, they would directly or indirectly own approximately 409,400 shares, or 49.0 percent of the minimum offering and 33.8 percent of the maximum offering. See "Description of Capital Stock of NBOG" on page 24 of the prospectus.


                                  LEGAL MATTERS

     Powell, Goldstein, Frazer & Murphy LLP, Atlanta, Georgia is acting as counsel to NBOG in connection with matters relating to this prospectus supplement.


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